VIA FACSIMILE AND U.S. MAIL


December 29, 2005

Kenneth W. Smith
Senior Vice President and Chief Financial Officer
Circor International, Inc.
25 Corporate Drive, Suite 130
Burlington, MA 01803-4238

	RE:	Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Quarters Ended April 3, 2005, July 3, 2005 and
October 2, 2005
      File No. 1-14962

Dear Mr. Smith:

		We have limited our review of the above referenced reports to the matters listed below. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 2, 2005

Item 4. Controls and Procedures, page 28

1. You indicate that your Chief Executive Officer and Chief
Financial
Officer concluded that, except for your recent acquisition of Loud for which you have not completed documentation, evaluation and testing of internal controls over financial reporting, your disclosure controls and procedures are designed and were effective to give reasonable assurance. Given the exception noted, it remains unclear whether your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures
are effective or not effective.   Please amend your Forms 10-Q for
the periods ended April 3, 2005, July 3, 2005, and October 2, 2005 to state in clear and unqualified language, the conclusions reached by your Chief Executive Officer and Chief Financial Officer on the effectiveness of your disclosure controls and procedures. For example, if true, you should state that your disclosure controls and procedures are effective including consideration of the identified matter, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matter. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

2. We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "are designed and were effective to give reasonable assurance that information we disclose in reports filed with the Securities and Exchange Commission is recorded, processed, summarized and reported..." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act.
Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Nudrat Salik, Staff Accountant, at (202)
551-3692, if you have questions regarding comments on the financial statements and related matters.
								Sincerely,



								Rufus Decker
      							Accounting Branch Chief

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Mr. Kenneth W. Smith
December 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE